Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE ANNUAL GENERAL MEETING
OF APRIL 29, 2015

DATE, TIME AND PLACE: On April 29, 2015 at 3:00 p.m. in the auditorium of  the Centro Empresarial Itaú Unibanco at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state of São Paulo.

CHAIR: Leila Cristiane Barboza Braga de Melo – President: Álvaro Felipe Rizzi Rodrigues – Secretary.

QUORUM:  Stockholders representing more than 90% of the common shares and more than 20% of the preferred shares of the Company’s capital stock.

LEGAL ATTENDANCE: Members of the Company’s management, members of the Fiscal Council and representatives of PricewaterhouseCoopers Auditores Independentes.

CONVENING NOTICE: Published in Valor Econômico on March 28 (p. C5) and  March 31, 2015 (p. C19)  and April 1, 2015 (p. C11), and in the Diário Oficial do Estado de São Paulo – Caderno Empresarial on March 28 (p. 170) and March 31, 2015 (p. 353) and  April 1, 2015 (p. 77).

NOTICE TO THE STOCKHOLDERS: Publication was waived pursuant to Article 133, Paragraph 5 of Law 6.404/76.

RESOLUTIONS ADOPTED:

1.         Stockholders were advised that the drafting of the minutes would be in summarized format.

2.         Approval was given to the publication of the minutes omitting the signatures of the Stockholders pursuant to Article 130, Paragraph 1 of Law 6.404/76. The waiving of the reading of the documents relating to the agenda was also authorized since the said documents had already been widely disclosed and made available to the Stockholders and the Market.

3.         Approved the Balance Sheet other Financial Statements and Explanatory Notes, with respect to the fiscal year ending December 31, 2014, in addition to the Reports of the Management and the Independent Auditors, the Opinion of the Fiscal Council and the Summary of the Report of the Audit Committee, all of which were published on February 26, 2015 in the newspapers Valor Econômico (pp. E11 a E25) and Diário Oficial do Estado de São Paulo (pp. 5 to 33). The Balance Sheet and other Financial Statements relative to the semester ending June 30, 2014 were published in the newspaper Valor Econômico on August 21, 2014 (pp. E3 to E16).

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4.         Approval was given to the allocation of the net income for the fiscal year 2014 in the total amount of R$ 17,391,556,878.39 as follows:

a)         R$ 869,577,843.92 to the Legal Reserve account;

b)         R$ 9,177,791,571.51 to the Legal Reserve account, being:

(i) R$ 4,588,895,785.70  to the Reserve for Dividends Equalization;

(ii) R$ 1,835,558,314.28 to the Reserve for Working Capital Increase; and

(iii) R$ 2,753,337,471.53 to the Reserve for Increase in Capital of Investees.

c)         R$ 7,344,187,462.96 for payment of dividends and interest on stockholders’ equity pursuant to Article 9 of Law 9.249/95, being R$ 6,635,128,339.14 net of tax. Recorded that part of the value corresponds to the mandatory dividend and part to extraordinary dividends and further, that their payment has already been effected.

5.         Ratified the resolutions of the Board of Directors with respect to the interim payment to Stockholders of the dividends and the interest on stockholders’ equity incorporated in the amount of the mandatory dividend amount for 2014 and also the complementary interest on stockholders’ equity declared on August 4, 2014 and February 2, 2015, all effectively paid out.

6.         Recorded that the Board of Directors was evaluated both as a collective body and also individually and that in the light of its good performance during the period, as well as the assiduity of its members in the meetings, the majority Stockholder proposed the granting of 12 seats on the Board, through the reelection of Messrs. ALFREDO EGYDIO ARRUDA VILLELA FILHO, ALFREDO EGYDIO SETUBAL, CANDIDO BOTELHO BRACHER, DEMOSTHENES MADUREIRA DE PINHO NETO, GUSTAVO JORGE LABOISSIÈRE LOYOLA, HENRI PENCHAS, NILDEMAR SECCHES, PEDRO LUIZ BODIN DE MORAES, PEDRO MOREIRA SALLES, RICARDO VILLELA MARINO and ROBERTO EGYDIO SETUBAL, and the election of FÁBIO COLLETTI BARBOSA, all hereunder qualified for the next annual term of office effective until the investiture of those elected by the next Annual General Meeting of 2016, the Board of Directors  to be made up as follows:

BOARD OF DIRECTORS

ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of ID (RG-SSP/SP) number 11.759.083-6, enrolled in the tax register (CPF) under number 066.530.838-88, domiciled in the city and state of São Paulo, at Rua Sansão Alves dos Santos, 102, 2º andar, Cidade Monções, CEP 04571-090;

ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of ID (RG-SSP/SP) number 6.045.777-6, enrolled in the tax register (CPF) under number 014.414.218-07, domiciled in the city and state of São Paulo at Praça Alfredo Egydio Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

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CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of ID (RG-SSP/SP) number 10.266.958-2, enrolled in the tax register (CPF) under number 039.690.188-38, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3.500, 2º andar, Itaim Bibi, CEP 04538-132;

DEMOSTHENES MADUREIRA DE PINHO NETO, Brazilian, married, economist, bearer of ID (RG-IFP/RJ) number 04389036-7, enrolled in the tax register (CPF) under number 847.078.877-91, domiciled in the city and state of São Paulo  at Av. das Nações Unidas, 12.901, Torre Oeste, 24º andar, Brooklin Paulista CEP 04578-910;

FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of ID (RG-SSP/SP) number 5.654.446, enrolled in the tax register (CPF) under number 771.733.258-20, domiciled in the city and state of São Paulo at Rua General San Martin, 23, Jardim América, CEP 01439-030;

GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of ID (RG-SSP/DF) number 408.776, enrolled in the tax register (CPF) under number 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498, Jardim América CEP 01427-000;

HENRI PENCHAS, Brazilian, married, engineer, bearer of ID (RG-SSP/SP) number 2.957.281, enrolled in the tax register (CPF) under number 061.738.378-20, domiciled in the city and state of São Paulo at Praça Alfredo Egydio Souza Aranha, 100, Torre Conceição, 12º andar, Parque Jabaquara, CEP 04344-902;

NILDEMAR SECCHES, Brazilian,  widower,  engineer, bearer of ID (RG/SSP-SP) number 3.997.339-6, enrolled in the tax register (CPF) under number 589.461.528-34, domiciled in the city and state of São Paulo at Rua Viradouro, 63, suite 132, Itaim Bibi, CEP 04538-110;

PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of ID (RG-IFP/RJ) number 3.733.122, enrolled in the tax register (CPF) under number 548.346.867-87, domiciled in the city and state of  Rio de Janeiro at Av. Ataulfo de Paiva, 1100, 2º floor, Leblon, CEP 22440-035;

PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of ID (RG-SSP/SP) number 19.979.952-0, enrolled in the tax register (CPF) under number 551.222.567-72, domiciled in the city and state of São Paulo at Praça Alfredo Egydio Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

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RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of ID (RG-SSP/SP)  number 15.111.115-7, enrolled in the tax register (CPF) under number 252.398.288-90 domiciled in the city and state of São Paulo at Praça Alfredo Egydio Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; and

ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of ID (RG-SSP/SP) 4.548.549, enrolled in the tax register (CPF) under number 007.738.228-52, domiciled in the city and state of São Paulo at Praça Alfredo Egydio Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

7.         Informed that Mr. Israel Vainboim, not reelected to the Board of Directors, shall relinquish his position as of this date, having reached the age limit for the position pursuant to the Corporate Bylaws. The Stockholders requested that their gratitude for services rendered over more than 45 years to the Conglomerate be placed on record in the minutes.

8.         Recorded that all those elected to the Board of Directors: (i) had submitted substantiating documents of compliance with the prior conditions for eligibility pursuant to articles 146 and 147 of Law 6.404/76 and current regulations,  particularly in Resolution 4.122/12 of the National Monetary Council (“CMN”) and in Article 3 of Instruction 367/02 of the Brazilian Securities and Exchange Commission (“CVM”) and (ii) shall be vested in their positions following ratification of their election by the Central Bank of Brazil (“BACEN”).

9.         Further recorded that pursuant to the best practices of corporate governance, the Directors Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, Nildemar Secches and Pedro Luiz Bodin de Moraes are deemed independent members of the Board of Directors.

10.         At the proposal of the majority Stockholder IUPAR – Itaú Unibanco Participações S.A. the Fiscal Council was installed on a non-permanent basis for the next annual term of office, effective until the Annual General Meeting of 2016. The following were elected to sit on the Fiscal Council: (i) by nomination of the majority Stockholder, as effective members, Messrs. ALBERTO SOZIN FURUGUEM, Brazilian, married, economist, bearer of ID (RG/CORECON 1ª Região) number 02.808-8, enrolled in the tax register (CPF) under number 046.876.477-15, domiciled in the city and state of Rio de Janeiro at Av. das Américas, 5.777, Bloco 07, Apto. 304, Barra da Tijuca  CEP 22640-102 and IRAN SIQUEIRA LIMA, Brazilian, married, economist, bearer of ID (RG/CORECON–1ª Região) number 4587, enrolled in the tax register (CPF) under number 035.001.957-68, domiciled in the city and state of São Paulo at Rua Maestro Cardim, 1170, 11º  andar, Liberdade, CEP 01323-001 and as their respective alternates, Messrs. JOÃO COSTA, Brazilian, married, economist, bearer of ID (RG-SSP/SP) number 4.673.519, enrolled in the tax register (CPF) under number 476.511.728-68, domiciled in the city and state of São Paulo at Rua Dr. Abílio Martins de Castro, 75, Jardim Marajoara, CEP 04003-110 and JOSÉ CARUSO CRUZ HENRIQUES, Brazilian, married, lawyer, bearer of ID (RG-SSP/SP) number 4.329.408, enrolled in the tax register (CPF) under number 372.202.688-15, domiciled in the city and state of São Paulo at Av. Pacaembu, 1.962, Pacaembu, CEP 01234-001; and (ii) by nomination of the Stockholder, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, in its position as holder of preferred shares, as effective member, LUIZ ALBERTO DE CASTRO FALLEIROS, Brazilian, married,  economist, bearer of ID (RG-SSP/SP) number 6.855.739, enrolled the tax register (CPF) under number 024.351.768-80, domiciled in Sorocaba, state of São Paulo at Rua José de Oliveira Lamberti, 103, Jardim Americano, CEP 18055-310 and as his respective alternate,  CARLOS ROBERTO DE ALBUQUERQUE SÁ, Brazilian, divorced, economist and with a Bachelor’s degree in accounting sciences, bearer of ID (RG/CORECON 1ª Região) number  8842-0, enrolled in the tax register (CPF) under number 212.107.217-91, domiciled in the city and state of São Paulo at Alameda Jauaperi, 775, Apto. 132, Moema, CEP 04523-013.

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11.         Recorded, the presentation by all elected members to the Fiscal Council of documents substantiating compliance with the prior conditions for eligibility, pursuant to Article 162 of Law 6.404/76.

12.         Approved the proposal for establishing the aggregated amount of  R$ 290,000,000.00 for fiscal year 2015 to be allocated for compensation of the members of the Board of Directors and the Board of Executive Officers, irrespective of the year in which the amounts  are effectively attributed or paid. This amount may be paid in Brazilian local currency, in shares of the Company or in another form that management shall deem convenient.

12.1. In the light of the effects of Article 33 of Law 12.973/14, the values granted to the members of management within the scope of the Partners Stock Option Program (“Plan”) with respect to fiscal years 2009 to 2014, shall now be recognized as compensation. The Plan was approved by the Company’s Extraordinary General Meeting pursuant to Article 168, Paragraph 3 of Law 6.404/76 and item 3.2 of the Company’s Corporate Bylaws. Furthermore, the said amounts have been recognized in the Company’s financial statements since their grant as well as being shown in detail under item 13 of Attachment 24 of the Company’s Reference Form in accordance with the norms which apply to these publications.

13.         In relation to the members of the Fiscal Council, approved the proposal of individual monthly compensation of R$ 15,000.00 for the effective members and of  R$ 6,000.00 to the alternates.

QUORUM FOR THE RESOLUTIONS: The resolutions were adopted on a majority vote.

DOCUMENTS FILED AT THE COMPANY’S HEAD OFFICE: Balance Sheet and other Financial Statements, Explanatory Notes, Reports of the Management and the Independent Auditors, Opinion of the Fiscal Council and Summary of the Report of the Audit Committee. Also filed at the Company’s head office and certified by the Chair of the Meeting: the Proposal of the Board of Directors of March 26, 2015, the Votes and Voting Declaration by the Company’s Stockholders.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read and approved and signed by all. São Paulo (SP), April 29, 2015. (signed) Leila Cristiane Barboza Braga de Melo - President; Álvaro Felipe Rizzi Rodrigues – Secretary.

MARCELO KOPEL
Investor Relations Officer